HYDROGENICS
Advanced Hydrogen Solutions

Second Quarter 2011 Results





Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update

- Second quarter 2011 highlights (compared to Second Quarter 2010 unless otherwise noted);

  - Closed the fourth tranche of our subscription agreement with CommScope Inc., securing $2.5 million of equity and advanced our product development and commercialization efforts and increasing our cash resources to $11.0 million, an increase of $2.0 million as compared to December 2010.

  - Secured $5.0 million of orders for industrial gas applications, a hydrogen fuelling station and fuel cell applications, a 72% increase over the previous year.

  - Increase in revenues of 38%.

  - Gross profit of 30% reflecting strong gross margins in our OnSite Generation business unit.

- Loss from Operations was $3.7 million, for the six months ended June 30, 2011, a decrease of $0.9 million or 20% as compared to the prior year, prior to reflecting: $1.0 million of fair value adjustments related to long term compensation costs indexed to our share price; $0.5 million of unfavourable movement in the value of the US dollar relative to the euro and the Canadian dollar; and $0.3 million of non-cash stock-based compensation costs in respect of executive stock options which were surrendered in January 2011.





Growth Story

- Commercial scale fuel cell orders through our OEM channel with CommScope
  - Technology platform complete
  - Bid funnel in good shape
  - Larger projects
- Launch of utility scale energy storage
  - Major utilities in North America & Europe
  - Value of Hydrogen storage capacity is established
  - Specific project proposals in play
- Growth in industrial and hydrogen fuelling markets







Revenues

Three months ended June 30


Revenues
$M
4
3.5
3
2.5
2
1.5
1
0.5
0
2.8
3.9
38%
2010
2011
Power Systems
OnSite Generation


Revenues By Business Unit
$M
5
4
3
2
1
0
1.0
3.0
1.8
0.9
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $3.9 million, an increase of 38%, attributed to increased revenues in our OnSite Generation business unit resulting from higher order bookings and timing of project deliveries.

HYDROGENICS
Advanced Hydrogen Solutions

Revenues

Six months ended June 30


Revenues
$M
12
10
8
6
4
2
0
9.5
11.3
19%
2010
2011
Power Systems
OnSite Generation


Revenues By Business Unit
$M
10
8
6
4
2
0
6.9
8.5
2.6
2.8
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $11.3 million, an increase of 19%, primarily attributed to increased revenues in both our OnSite Generation and Power Systems business units.

Gross Profit

Three months ended June 30


Gross Profit
%
30.0
30.0
30
20
10
0
2010
2011
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
50
40
30
20
10
0
8.0
33.0
43.0
19.0
OnSite Generation
Power Sytems
2010
2011

Notes

Gross profit was 30%, consistent with the second quarter of 2010.

Gross Profit

Six months ended June 30


Gross Profit
%
30
20
10
0
21.2
1.3 Percentage Points
22.5
2010
2011
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
40
30
20
10
0
14.4
19.6
39.0
32.0
OnSite Generation
Power Sytems
2010
2011

Notes

Gross profit was 22.5%, an increase of 1.3 percentage points.

Cash Operating Costs

Three months ended June 30


$M
5
4
3
2
1
0
2.9
10%
3.2
0.5
2.4
1.2
2.0
R&D
SG&A
2010
2011

Notes

- Cash operating costs were $3.2 million, an increase of 10%. Cash operating costs reflect; (i) a $0.6 million increase in net research and product development expenses.
- Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation and stock-based compensation expense. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations.

Cash Operating Costs

Six months ended June 30


$m
8
6
4
2
0
6.5
9%
7.1
1.4
2.3
5.1
4.8
2010
2011
R&D
SG&A

Notes

- Prior to reflecting a $1.0 million increase in costs and fair value adjustments resulting from our DSU and RSU plans, which are indexed to our share price, cash operating costs were $6.0 million, a decrease of 7%. Cash operating costs reflect: a $0.8 million increase in research and product development expenses partially offset by reduced costs resulting from cost reduction initiatives.

HYDROGENICS
Advanced Hydrogen Solutions

Q2 Results (in $ millions)

	Three months ended June 30		Change	
	2011	2010	$	%
Revenues	$ 3.9	$ 2.8	1.1	39%
Gross Profit	1.2	0.8	0.4	38%
Percentage of Revenues	*30.0*	*30.0*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	2.1	2.5	(0.4)	(15%)
Research and product development	1.2	0.5	0.7	128%
Litigation settlements	-	(1.4)	1.4	(100%)
EBITDA	(2.1)	(0.7)	(1.4)	199%

Notes

- EBITDA is defined as net loss excluding financial income, net, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss.

YTD Results (in $ millions)

	Six months ended June 30		Change	
	2011	**2010**	**$**	**%**
Revenues	**$ 11.3**	**$ 9.5**	**1.8**	**19%**
Gross Profit	**2.5**	**2.0**	**0.5**	**25%**
Percentage of Revenues	*22.5*	*21.2*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	5.2	5.2	**-**	**0%**
Research and product development	2.3	1.4	**0.9**	**63%**
Litigation settlements	-	(0.4)	**(0.4)**	**(100%)**
EBITDA	**(5.0)**	**(4.2)**	**(0.8)**	**(22%)**

Notes

- EBITDA is defined as net loss excluding financial income, net, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss.

Order Backlog

As at June 30, 2011

($M)

	Mar. 31/11 Backlog	Orders Received	Orders Delivered	Jun. 30/11 Backlog
OnSite Generation	$ 13.5	$ 4.8	$ 3.0	$ 15.3
Power Systems	2.3	0.2	0.9	1.6
Total	$ 15.8	$ 5.0	$ 3.9	$ 16.9

Notes

In addition to the $11.3 million in revenues for the six months ended June 30, 2011, we currently anticipate delivering and recognizing as revenues the majority of our current backlog in the remainder of 2011.

Consolidated Balance Sheet Highlights

($M)

	Jun. 30, 2011	Dec. 31, 2010	Change $	Change %
Cash and cash equivalents, and restricted cash	$11.0	$ 9.0	2.0	22.2
Trade, other and grants receivable	4.7	6.2	(1.5)	(24.2)
Inventories	8.7	8.4	0.3	3.6
Trade and other payables	8.3	6.6	1.7	25.8
Warrants	2.4	1.3	1.1	84.6

Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended June 30, 2011	Six months ended June 30, 2011
Cash operating costs	$ 3.2	$ 7.1
Less: Gross profit	(1.2)	(2.5)
Add: Stock-based compensation	0.1	0.5
Add: Amortization and depreciation	0.3	0.5
Loss from operations	$ 2.4	$ 5.6

Reconciliation of Non-IFRS Measures EBITDA

($M)

	Three months ended June 30, 2011	Six months ended June 30, 2011
EBITDA loss	$ 2.1	$ 5.0
Add: Amortization and depreciation	0.3	0.5
Add: Finance (income) loss, net	(0.2)	1.3
Net loss	**$ 2.2**	**$ 6.8**

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